UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of June, 2003

Commission File Number:  1-14842


                                   e-SIM LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)


           5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________.

The following are included in this report on Form 6-K:

                                                                    Sequential
   Exhibit                      Description                         Page Number
   -------                      -----------                         -----------

     1.              Press release, dated June 12, 2003.                 3








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
 FOR IMMEDIATE RELEASE

 MEDIA CONTACT:                                               INVESTOR CONTACT:
 Judyth Eichenholz                                            Yaron Eldad
 e-SIM Ltd.                                                   e-SIM Ltd.
 +1-888-742-9364                                              +972-2-587-0770
 judyth@e-sim.co.il                                           yaron@e-sim.co.il
 ------------------                                           -----------------


                    e-SIM LTD. REPORTS FIRST QUARTER EARNINGS


JERUSALEM, Israel, June 12, 2003 -- e-SIM Ltd. (OTCBB: ESIM.OB), a leading provider of MMI solutions for the wireless industry, today announced its financial results for the first quarter, ended April 30, 2003.


Revenues for the first quarter were $1,160,886, compared with the $1,080,796 for the comparable quarter of 2002, representing an increase of 7.4%. Revenues for Q4 2002 were $1,852,232. Gross profit for the current quarter was $712,370 as compared to $680,069 for Q1 2002, and $1,324,547 for Q4 2002.

Net loss for the quarter was $831,763 or $0.07 per share, compared with $826,648 or $0.07 per share, for the comparable quarter. The previous quarter saw a net loss of $76,339 or $0.01 per share.


e-SIM management has noted that revenues were negatively affected owing to the postponement of a sizable payment for a major contract due to financial difficulties. e-SIM hopes to receive this payment in the near future.

The company's backlog of orders remains strong at $3,928,200.

     Commenting on the results, Marc Belzberg, Chairman and CEO of e-SIM Ltd. said, "We are obviously disappointed by the lower than expected revenues for the first quarter. However, our outlook remains very positive. The close to $4,000,000 in backlog attests to our MMI solution's relevance for the wireless industry. The e-SIM name is increasingly recognized as a leader in the field and we see our business and opportunities developing very positively. I am confident that e-SIM is well positioned to grow significantly and increase its revenues from royalties, product licenses and professional services."




                                   ABOUT E-SIM
                                   -----------

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is a major provider of MMI (Man-Machine Interface) solutions for wireless and electronic products. e-SIM's MMI solutions are used by a wide range of wireless and electronic consumer goods manufacturers as well as by makers of aerospace and military equipment. e-SIM's RapidPLUS(TM) line of software products enables product designers and engineers to expedite the concept-to-market life cycle of products by easily creating simulated computer prototypes that are fully functional, and generating code


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
from them to be used in the actual product. The RapidPLUS(TM) solution enables smooth development of wireless and electronic products and brings them to market faster with lower development costs.



e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, which are "virtual products" that look and behave like real products, over the Internet.



Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #



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
                                                            e-SIM  LTD.
                                                    CONSOLIDATED BALANCE SHEETS
                                                    ----------------------------

                                                          IN U.S. DOLLARS

                                                     April 30,       April 30,
                                                   ------------    -------------
                                                      2003              2002
                                                   ------------    -------------

                                                   (Unaudited)       (Audited)
     ASSETS

 CURRENT ASSETS:
  Cash and cash equivalents                            792,391        1,217,580
  Trade receivables                                    736,034          754,148
  Other receivables and prepaid expenses               248,599          343,293
                                                   ------------    -------------

 Total current assets                                1,777,024        2,315,021
                                                   ------------    -------------

 SEVERANCE PAY FUND                                    671,105          444,078
                                                   ------------    -------------

 LONG TERM PREPAID EXPENSES                             90,906           66,812
                                                   ------------    -------------

 PROPERTY AND EQUIPMENT, NET                           491,176          779,110
                                                   ------------    -------------

                                                    $3,030,211       $3,605,021
                                                   ============    =============

 LIABILITIES AND SHAREHOLDERS'
  DEFICIENCY

CURRENT LIABILITIES:
  Short term credit from banks                               -           24,662
  Current maturities of long-term bank loans
      and convertible loans                          3,629,296        3,564,564
  Trade payables                                       823,098          704,271
  Deferred revenues                                    861,432          925,029
  Related parties                                    1,146,085          610,066
  Employees and payroll accruals                       644,540          518,685
  Accrued expenses and other liabilities               395,100          586,558
                                                   ------------    -------------

 Total current liabilities                           7,499,551        6,933,835
                                                   ------------    -------------
 LONG-TERM LIABILITY -
  Accrued severance pay                                967,725          763,014
  Royalties to OCS and Marketing fund                  273,492                -
                                                   ------------    -------------
                                                     1,241,217          763,014
                                                   ------------    -------------
 SHAREHOLDERS' DEFICIENCY                           (5,710,557)      (4,091,828)
                                                   ------------    -------------
                                                    $3,030,211       $3,605,021
                                                   ============    =============



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

                                                                                 e-SIM LTD.
                                                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                IN U.S. DOLLARS
                                                        Three months ended                               Year ended
                                                             April 30,                                   January 31,
                                                 -----------------------------------------------------------------------------------
                                                       2003              2002             2003              2002           2001
                                                 --------------    --------------   --------------    --------------  --------------
                                                   (Unaudited)       (Unaudited)       (Audited)         (Audited)       (Audited)

    Revenues:
             Products                                  412,593           528,208        3,304,047         3,030,709       6,818,003
             Services                                  748,293           552,588        2,916,085         2,005,616       3,063,239
                                                 --------------    --------------   --------------    --------------  --------------
                                                     1,160,886         1,080,796        6,220,132         5,036,325       9,881,242
                                                 --------------    --------------   --------------    --------------  --------------
    Cost of revenues:
             Products                                   26,246            58,258          267,132           169,400         383,004
             Services                                  422,270           342,469        1,662,618         1,775,408       1,734,794
                                                 --------------    --------------   --------------    --------------  --------------
                                                       448,516           400,727        1,929,750         1,944,808       2,117,798
                                                 --------------    --------------   --------------    --------------  --------------

    Gross profit                                       712,370           680,069        4,290,382         3,091,517       7,763,444
                                                 --------------    --------------   --------------    --------------  --------------

    Operating expenses:

        Product development cost                             -                 -                -                 -       2,474,859

        Web-site development costs                           -                 -                -                 -         800,086

        Research and                                         -                 -                -                 -               -
             development, net                          394,135           377,549        1,463,965         2,609,742       2,773,708
        Selling and marketing, net and
             general and administrative              1,008,159         1,101,481        4,260,681         7,853,854       8,751,805
         Restructuring and impairment
              of web-site development costs                  -                 -                -           910,303               -
                                                 --------------    --------------   --------------    --------------  --------------

    Total operating expenses                         1,402,294         1,479,030        5,724,646        11,373,899      14,800,458
                                                 --------------    --------------   --------------    --------------  --------------

    Operating loss                                    (689,924)         (798,961)      (1,434,264)       (8,282,382)     (7,037,014)
    Financial expenses (income), net                   130,576           (65,315)          (8,961)          209,345        (230,051)
    Other expenses, net                                    597            83,032           94,640           426,108         730,559
                                                 --------------    --------------   --------------    --------------  --------------

    Net loss before taxes on income                   (821,097)         (816,678)      (1,519,943)       (8,917,835)     (7,537,522)
    Taxes on income *)                                  10,666             9,970          199,271            62,247          56,197
                                                 --------------    --------------   --------------    --------------  --------------

    Net loss for the period                          ($831,763)        ($826,648)     ($1,719,214)      ($8,980,082)    ($7,593,719)
                                                 ==============    ==============   ==============    ==============  ==============

    Basic and diluted net loss per share                ($0.07)           ($0.07)          ($0.15)           ($0.77)         ($0.65)
                                                 ==============    ==============   ==============    ==============  ==============


   Weighted average
           Number of shares used in computing:
             Basic and diluted loss per share       11,665,359        11,665,359       11,665,359        11,663,170      11,642,687
                                                 ==============    ==============   ==============    ==============  ==============





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
                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            e-SIM LTD.


Date:  July 1, 2003                         By   /s/ Yaron Eldad
                                                --------------------------------
                                            Name:   Yaron Eldad
                                            Title:  Chief Financial Officer
                                                    and Chief Operating Officer





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